The instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed.

SAN ANTONIO VENTURES INC.

LETTER OF TRANSMITTAL

Relating to the consolidation (the “Consolidation”) of the warrants (the “Warrants”) of SAN ANTONIO VENTURES INC. (the “Company”) on the basis of two (2) pre-consolidation Warrants (each, a “Pre-Consolidation Warrant”) for one post-consolidation Warrant (a “Consolidated Warrant”).

This completed letter of transmittal, accompanied by the warrant certificate(s) or DRS Statement of the Company should be personally delivered to COMPUTERSHARE TRUST COMPANY OF CANADA (the “Warrant Agent”) 510 Burrard St. 3rd Floor, Vancouver British Columbia, V6C 3B9.

DO NOT FORWARD WARRANT CERTIFICATES TO THE HEAD OFFICE OF THE COMPANY.

PLEASE PRINT LEGIBLY IN BLOCK LETTERS.

The undersigned hereby delivers to you the following warrant certificate(s) representing Warrants that the undersigned has full power and authority to deposit, sell, assign and transfer.

Number on certificate	Name in which registered	Number of Warrants shown on face of certificate

(Attach additional list if the space above is insufficient)

The Warrant Agent is hereby requested and authorized to issue new certificates of the Company representing the Consolidated Warrants on basis of two (2) Pre-Consolidation Warrants for one Consolidated Warrant.

The undersigned:

a)

represents and warrants that the undersigned is the registered owner of the number of Pre-Consolidation Warrants represented by the enclosed certificate;

b)

delivers to you the enclosed certificate(s) representing Pre-Consolidation Warrants for cancellation and exchange for Consolidated Warrants;

c)

represents and warrants that the undersigned has full power and authority to deposit the Pre-Consolidation Warrants for cancellation and exchange pursuant to the Consolidation, free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever;

d)

represents and warrants that the undersigned is the registered owner and has good title to such Pre-Consolidation Warrants and that the information inserted into this letter of transmittal by the undersigned is accurate and complete;

e)

agrees further that all questions as to the validity, form and acceptance of any Pre-Consolidation Warrants will be determined by the Company in its sole discretion and that such determination shall be final and binding;

f)

agrees not to transfer or permit to be transferred any of the deposited Pre-Consolidation Warrants; and

g)

covenants and agrees to execute, upon request, any and all such documents and other assurances as may be necessary or desirable to give effect to the Consolidation.

A.

NAME AND NUMBER OF CERTIFICATES FOR WARRANTS

Certificate(s) representing Consolidated Warrants are to be issued as follows:

Name on Certificate	Number of Warrants

(See instruction 4.  Attach additional list if the space above is insufficient)

B.

DELIVERY

Mail or make available for delivery certificate(s) representing Consolidated Warrants as follows:

Name: ____________________________________

Address: __________________________________

__________________________________________

Postal (Zip) Code: ___________________________

Make available for pick-up at the office of Computershare Trust Company of Canada, against a counter receipt, by:

Name:____________________________________

Address:__________________________________

  ________________________________________

C.

IMPORTANT: This box must be completed fully if the name in which any Consolidated Warrant is to be issued differs from the name of the registered holder appearing on the existing certificate(s).

Date:_____________________________________

Signature:_________________________________

Name:____________________________________

Address:  _________________________________

_________________________________________

Postal (Zip) Code:__________________________

Signature Guaranteed by:

_________________________________________

IMPORTANT: THIS LETTER OF TRANSMITTAL MUST BE DATED AND SIGNED

Dated:______________________________

              Signature of Warrantholder:____________________________

                                                                                      Telephone:________________________________________

INSTRUCTIONS

1.

Unless defined in this Letter of Transmittal or these Instructions, capitalized terms have the meaning ascribed thereto in the information circular of the Company dated August 12, 2014 (the “Information Circular”).

2.

Pursuant to the Consolidation, each warrantholder will receive one (1) Consolidated Warrant for every two (2) Pre-Consolidation Warrants. No fractional Consolidated Warrants will be issued as a result of the Consolidation. A fractional Consolidated Warrant will be rounded up or down to the nearest whole number.

3.

Warrantholders should refer to the Information Circular for particulars of the Consolidation.

4.

Each registered holder of Pre-Consolidated Warrants must deliver the Letter of Transmittal completed and signed, together with their certificate(s) to Computershare Trust Company of Canada (the “Warrant Agent” or “Computershare”) at the office of the Warrant Agent set out in Instruction 9 below. The method of delivery of the Consolidated Warrant certificate(s) is at the option and risk of the holder of Consolidated Warrants. It is recommended such documents be delivered by hand to the Warrant Agent and a receipt obtained. If mail is used, registered mail, properly insured with acknowledgement of receipt requested, is suggested. Delivery will be effected only when documents are actually received by the Warrant Agent at the office set out below.

5.

Each registered holder of Pre-Consolidated Warrants must fill in the delivery instructions in Part B and sign and date this Letter of Transmittal. If Part B is not completed, the certificate(s) representing Consolidated Warrants will be mailed to the warrantholder’s address recorded on the books of the Warrant Agent.

6.

If no change in the name of the registered holder appearing on the existing Warrant certificate(s) is desired but more than one new certificate is to be issued in that name, a holder should also fill out Part A of this Letter of Transmittal. Any holder who does not fill out Part A will receive one Consolidated Warrant certificate for each Pre-Consolidated Warrant certificate delivered herewith. No charge will be made for one new replacement certificate.

7.

A registered holder of Pre-Consolidated Warrants who wishes to have the certificate(s) representing Consolidated Warrants registered in the name of a person other than the registered holder must fill in Part C as well as Parts A and B of the Letter of Transmittal and must endorse the existing Pre-Consolidated Warrant certificate(s) delivered with the Letter of Transmittal. The signature of the registered holder must correspond in every respect with the name appearing on the face of the certificate(s). Such signature must be guaranteed by a Canadian chartered bank, or a member of the Securities Transfer Association Medallion Program (STAMP).

8.

Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association or by any agent, executor, administrator, trustee, curator, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by evidence of authority to act satisfactory to the Warrant Agent.

9.

Additional copies of the Letter of Transmittal may be obtained from Computershare at the office listed below.  Any questions should be directed to Computershare Trust Company of Canada at 1-800-564-6253 or by e-mail toCorporatetrust.vancouver@computershare.com.

By Mail, Hand or Courier:

510 Burrard St. 3rd Floor

Vancouver, BC V6C 3B9

Attn:  Corporate Trust

10.

If a share certificate has been lost or destroyed, the Letter of Transmittal should be completed as fully as possible and forwarded to the Warrant Agent, at the address set out in Instruction 9 above, together with correspondence stating that the original certificate has been lost. The Warrant Agent will forward appropriate documentation. Any questions should be directed to the Warrant Agent; telephone number 1-800-564-6253.

PRIVACY NOTICE

Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you - from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients’ needs and for other lawful purposes relating to our services. Some of your information may be transferred to servicers in the U.S.A. for data processing and/or storage. We have prepared a Privacy Code to tell you more about our information practices, how your privacy is protected and how to contact our Chief Privacy Officer. It is available at our website, computershare.com, or by writing us at 100 University Avenue, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing in order to process your request and will treat your signature(s) as your consent to us so doing.